ALEXANDER M. DONALDSON

adonaldson@wyrick.com

January 30, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Re:	Cempra Holdings, LLC
Registration Statement on Form S-1
Filed October 12, 2011, amended on November 22 and December 22, 2011 and January 13 and January 17, 2012
File No. 333-177261

Dear Mr. Krug:

We write this letter on behalf of our client Cempra Holdings, LLC in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated January 27, 2012. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-1

Capitalization, page 40

1.	Please demonstrate to us how the total shareholders’ equity (deficit) in the pro forma column of $5,756,000 reflects actual shareholders’ equity (deficit) adjusted for the conversions of the preferred shares and the August 2011 Notes.

Cempra supplementally advises the Staff that the calculation of pro forma total shareholders’ equity (deficit) as of September 30, 2011 is as follows (in thousands):

U.S. Securities and Exchange Commission

January 30, 2012

Actual shareholders’ equity (deficit)	($92,986)
Plus: convertible preferred stock	93,574
Plus: warrant liability	927
Plus: convertible notes payable	4,241

Pro forma shareholders’ equity (deficit)	$5,756

Cempra notes that the August 2011 warrants issued in connection with the August 2011 Notes will convert into warrants to purchase an aggregate of 104,167 shares of common stock at an exercise price equal to the initial public offering price of $12.00 (the midpoint of the price range on the cover of the prospectus). This was included in the calculation above, as the liability classification for such warrants would be included in shareholders’ equity (deficit) upon conversion, but was not previously included in the bullet point discussion preceding the capitalization table. Accordingly, Cempra has revised the disclosure on page 40 of the prospectus contained in Amendment No. 5 to provide disclosures about the warrant conversion.

Dilution, page 42

2.	Please explain to us how you computed the following per share amounts: historical net tangible book value of $(17.35) per share, increase for conversion of convertible preferred shares of $16.14 per share, increase for conversion of August 2011 Notes of $0.78 per share and pro forma as adjusted net tangible book value per share after the offering of $3.97 per share. In particular, demonstrate how the calculation of historical net tangible book value of $(17.35) per share is consistent with the 533,839 shares outstanding at September 30, 2011. Also, explain why the pro forma net tangible book value before the offering of $(9.3) million and the pro forma as adjusted net tangible book value after the offering of $67.8 million differ from the corresponding amounts on page 40.

Cempra acknowledges the Staff’s comment and, after re-examination of the calculation, has adjusted the dilution calculation and disclosures on pages 35, 42 and 43 of the prospectus contained in Amendment No. 5. Additionally, Cempra has revised the pro forma as adjusted net tangible book value after the offering to correspond to the amounts on page 40.

The process by which Cempra calculated dilution is as follows:

•

Total assets at September 30, 2011 of $9,571,000, less total liabilities of $8,984,000, less preferred stock of $93,573,000, resulting in $92,986,000 historical net negative tangible book value at September 30, 2011.

•

The historical September 30, 2011 net tangible book value was then divided by the 533,839 common shares outstanding at September 30, 2011, to arrive at $(174.18) historical net negative tangible book value per share at September 30, 2011.

•

The pro forma net tangible book value at September 30, 2011 is calculated by adding back the converted items: $93,573,000 in preferred stock, $4,241,000 for the convertible note liability and $927,000 for the warrant liability to arrive at $5,756,000.

•	The pro forma net tangible book value is divided by the 9,667,620 pro forma shares converted for a pro forma net tangible book value per share of $0.60.

U.S. Securities and Exchange Commission

January 30, 2012

•

The pro forma net tangible book value per share after giving effect to the offering is calculated by dividing the pro forma net tangible book value after the offering of $72,016,000 million ($5,756,000 pro forma net tangible book value plus the assumed offering proceeds of $66,260,000) by the total shares after the offering of 15,667,620 (9,667,620 pro forma common shares plus 6,000,000 common shares offered) to arrive at $4.60 per share.

Selected Condensed Consolidated Financial Data, page 44

3.	Please revise the number of pro forma shares used in the computation of basic and diluted loss per share for the nine months ended September 30, 2011 to agree with the corresponding number of pro forma shares on page F-4.

Cempra has revised the disclosure on page 44 of the prospectus contained in Amendment No. 5 to agree with the corresponding number of pro forma shares on page F-4.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 51

4.	Please refer to prior comment one. You indicate that the increase in fair value per share from $8.46 per share at September 30, 2011 to the current estimated midpoint of the IPO pricing range of $12.00 per share was due to the elimination of the marketability or illiquidity discount and the absence of superior rights and preferences implicit in the preferred shares. Please quantify the impact on your valuation from each of these factors. Also, explain the difference, if any, between the 10% discount for lack of marketability, reflected in your September 30, 2011 contemporaneous valuation, and the marketability or illiquidity discount, eliminated from the current estimated midpoint of the IPO pricing range. In addition, explain how the elimination of the superior rights and preferences implicit in the preferred shares was reflected in your September 30, 2011 contemporaneous valuation.

Cempra supplementally advises the Staff that the increase in fair value per share from September 30, 2011 of $8.46 per share to the mid-point of the estimated pricing range on the cover page of the prospectus of $12.00 per share is related to the following quantitative factors:

•

The impact of the discount applied for lack of marketability in the September 30, 2011 valuation of 10% reduced the fair value of the common stock by $1.00 per common share. Said differently, the undiscounted fair value of a common share at September 30, 2011 is $9.46.

•

A change in the scenario weightings in the September 30, 2011 valuation, which assigns an additional 10% weighting to the IPO scenarios, with an offsetting decrease in the merger or acquisition scenarios would have increased the undiscounted fair value to be $11.53 per share at September 30, 2011. As already described in Amendment No. 3, the scenario weightings would be adjusted in periods subsequent to September 2011, to assign more weighting to the IPO scenarios, in light of the progression of the registration process.

U.S. Securities and Exchange Commission

January 30, 2012

Cempra notes that the above outlined quantitative factors apply to Cempra’s contemporaneous valuation performed as of September 30, 2011. While a full valuation of the common stock has not yet been finalized for any subsequent period, Cempra estimates that the value of its common stock would have further increased quantitatively based on the time value of money, coupled with the following qualitative factor:

•

In the fourth quarter of 2011, Cempra determined that it would immediately pursue development of one of its product candidates, Taksta, as a treatment for patients with prosthetic joint infections, the cost of which would be significantly less than pursuing immediate development of Taksta for the treatment of skin infections. This new development timeline and reduced development cost, coupled with anticipated orphan drug designation (which provides a longer exclusivity period), and the expected long-term use of the drug to treat prosthetic joint infections, as well as data developed by Cempra in treating prosthetic joint infections on a compassionate use basis and existing data on fusidic acid from other clinical studies using fusidic acid for the treatment of prosthetic joint infections, significantly increased the market opportunities for the use of Taksta and, correspondingly, Cempra’s product revenue potential in future periods. In 2012, Cempra expects to initiate a Phase 2 trial with Taksta in patients with prosthetic joint infections.

In light of the quantitative and qualitative factors outlined above, Cempra believes that the increase in the value of its common stock from $8.46 at September 30, 2011 to $12.00 upon an effective IPO in the first quarter of 2012 is reasonable.

Cempra has revised the disclosure on page 58 of the prospectus contained in Amendment No. 5 to further describe the factors described herein.

* * * * *

In addition to the revisions discussed above, the prospectus has been revised on the cover page and pages 8 and 123 to disclose the approval of the common stock for listing on the NASDAQ Global Market, on pages 6, 8, F-2, F-7 and F-23 to disclose that the 1-for-9.5 reverse stock split was effected on January 29, 2012, and elsewhere to make other smaller revisions and corrections.

Cempra respectfully submits that the foregoing discussions and amendments to the registration statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

Alexander M. Donaldson

cc: Mark W. Hahn